FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month ended	Commission File Number
August 2008	1-32608

VIREXX MEDICAL CORP.
(Translation of registrant's name into English)
8223 Roper Road NW, Edmonton, Alberta, Canada T6E 6S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST

Exhibit	Description
99.1	Press Release Announcing 2008 Second Quarter Results
99.2	Interim financial statements for the six month period ended June 30, 2008
99.3	Management’s Discussion and Analysis
99.4	Certification of Chief Executive Officer
99.5	Certification of Chief Financial Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIREXX MEDICAL CORP.

Date: August 14, 2008	By:	/s/ Brent Johnston
Brent Johnston Chief Financial Officer